
Mail Stop 4631

June 12, 2018

<u>Via E-Mail</u>
Mr. James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President
Nucor Corporation
1915 Rexford Road
Charlotte, NC 28211

     Re: Nucor Corporation
             Form 10-K
             Filed February 28, 2018
             File No. 1-4119

Dear Mr. Frias:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                 Sincerely,

                                 /s/ Terence O'Brien

                                 Terence O'Brien
                                 Branch Chief
                                 Office of Manufacturing and Construction